                                                                      Exhibit D2



               UNITED STATES OF AMERICA 94 FERC (Paragraph) 61,291
                      FEDERAL ENERGY REGULATORY COMMISSION


Before Commissioners:   Curt Hebert, Jr., Chairman;
                        William L. Massey, and Linda Breathitt.


Ohio Edison Company,
The Cleveland Electric Illuminating Company,
The Toledo Edison Company,
Pennsylvania Power Company,
American Transmission Systems, Inc.
  and their public utility affiliates

and                                                       Docket No. EC01-22-000

Jersey Central Power & Light Company,
Metropolitan Edison Company,
Pennsylvania Electric Company
  and their public utility affiliates


                            ORDER AUTHORIZING MERGER

                             (Issued March 15, 2001)

         On November 9, 2000 GPU and FirstEnergy filed an application under section 203 of the Federal Power Act (FPA) (1) seeking authorization for the merger of GPU into FirstEnergy (collectively, Applicants). Ohio Edison Company (Ohio Edison), The Cleveland Electric Illuminating Company (CEI), The Toledo Edison Company (Toledo Edison), Pennsylvania Power Company (Penn Power), American Transmission Systems, Inc. (ATSI), and their public utility affiliates are wholly-owned direct or indirect subsidiaries of FirstEnergy Corp. (collectively, FirstEnergy). Jersey Central Power & Light Company (JCP&L), Metropolitan Edison Company (MetEd), and Pennsylvania Electric Company (Penelec), and their public utility affiliates are wholly-owned direct or indirect subsidiaries of GPU, Inc. (collectively, GPU).

--------
         (1) 16 U.S.C. Section 824b (1994).
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Docket No. EC01-22-000                 -2-

         The Commission has reviewed the proposed merger under the Commission's Merger Policy Statement (2) and, as discussed below, we will authorize it as consistent with the public interest.

I.  Background

         A.  Description of the Parties to the Merger

         FirstEnergy Corp. is a diversified energy services holding company. Its traditional public utility operating companies, i.e., Ohio Edison, CEI, Toledo Edison and Penn Power, along with ATSI, comprise the nation's tenth largest investor-owned electric system, serving 2.2 million customers within 13,200 square miles of northern and central Ohio and western Pennsylvania.

         FirstEnergy owns and operate 16 power plants that produce approximately 12,500 MW of power. They provide wholesale electric capacity, energy or transmission services to 37 municipal electric systems in Ohio and Pennsylvania and transmission service to 11

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         (2) Inquiry Concerning the Commission's Merger Policy Under the Federal
Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Statutes and Regulations (Paragraph) 31,044 (1996), reconsideration denied,
Order No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERC (Paragraph) 61,321 (1997)
(Merger Policy Statement). We note that Order No. 642, 65 Fed. Reg. 70,984 (Nov. 28, 2000); III FERC Stats. & Regs. (Paragraph) 31,111 (Nov. 15, 2000), reh'g denied, [INSERT CITATION BEFORE ISSUANCE], was issued by the Commission several days after Applicants filed the instant application. Order No. 642 did not become effective until January 29, 2001; therefore we have not reviewed this application under Order No. 642.
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Docket No. EC01-22-000                 -3-

rural electric cooperatives. FirstEnergy Corp. also indirectly owns an interest in gas transport and production facilities.

         On September 1, 2000, the First Energy companies transferred ownership and operation of their high voltage transmission facilities in Ohio and Pennsylvania to ATSI. FirstEnergy Operating Companies and American Transmission Systems, Inc., 89 FERC (Paragraph) 61,090 (1999). Since September 1, 2000 ATSI has owned, operated and controlled the FirstEnergy high voltage transmission system. ATSI is a member of the Alliance regional transmission organization
(RTO).

         GPU is an international provider of energy-related infrastructure and services. Domestically, GPU serves 2.1 million electric customers in Pennsylvania, New Jersey and the town of Waverly, New York. It now operates primarily as a transmission and local distribution system and GPU Energy (3) retains only 285 MW of installed capacity. GPU's transmission is under the operational control of the Pennsylvania-New Jersey-Maryland Interconnection Independent System Operator (PJM/ISO).

         Applicants propose that post-merger, ATSI will remain in the Alliance RTO and the GPU companies will remain in the PJM/ISO.

         B.  Description of Proposed Merger

         The proposed merger is governed by an Agreement and Plan of Exchange and Merger (Merger Agreement) that provides that GPU, Inc. will be merged into FirstEnergy Corp. with FirstEnergy Corp. continuing as the surviving corporation. Generally, each GPU, Inc. shareholder may choose to receive cash for all of his or her GPU shares, FirstEnergy Corp. shares for all of his or her GPU Inc. shares, or cash for a portion and FirstEnergy Corp. shares for a portion of his or her shares.

II.  Notice of Filing and Responsive Pleadings

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         (3) GPU Energy is comprised of JCP&L, Penelec and MetEd.
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Docket No. EC01-22-000                 -4-

         Notice of Applicants' filing was published in the Federal Register, 65 Fed. Reg. 70,340 (2000), with comments, interventions, and protests due on or before January 8, 2001. The Public Utilities Commission of Ohio (Ohio Commission) filed a timely notice of intervention raising no substantive issues. The following filed timely motions to intervene raising no substantive issues:
Consumers Energy Company; PPL Electric Utilities Corporation and PPL EnergyPlus, L.L.C.; Ohio Rural Electric Cooperatives, Inc. and Buckeye Power, Inc.; the Ohio Consumers' Counsel; Midwest Independent System Operator; Norton Energy Storage, L.L.C.; PJM Interconnection L.L.C.; and Allegheny Power Service Corporation. The following filed timely motions to intervene and protests or comments: Shell Energy Services Company, L.L.C.; American Municipal Power- Ohio, Inc.; National Energy Marketers Association (NEM); Mid-Atlantic Power Supply Association (MAPSA); (4) Co-Steel, Inc. (Co-Steel); Citizen Power, Inc. and David
Hughes; (5) New Jersey Division of the Ratepayer Advocate; Enron Power Marketing, Inc.; Met-Ed Industrial Users Group (MEIUG), Penelec Industrial Customer Alliance and Industrial Energy Users - Ohio; the Pennsylvania Office of Consumer Advocate; and the Citizens for Pennsylvania's Future. Calpine Eastern, a subsidiary of the Calpine Corporation, filed a motion to intervene out of time. Reliant Energy Northeast Generation, Inc. (Reliant) also filed a motion to intervene out of time and comments.

         On January 23,2001, Applicants filed an answer to the timely interventions and protests.

III.  Discussion

         A.  Procedural Issues

         Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure, 18 C.F.R. Section 385.214 (2000), the Ohio Commission's notice of intervention makes it a party to this proceeding and the timely, unopposed motions to intervene of those entities making


---------
         (4) MAPSA also moved to consolidate this proceeding with another proceeding involving FirstEnergy (Docket No. ER01-103-000). The Commission issued an order on that proceeding on January 24, 2001 (see 94 FERC P 61,052
(2001)). Accordingly, the motion to consolidate is moot.

         (5) This intervenor also filed a motion to consolidate this proceeding with several other proceedings involving FirstEnergy (Docket Nos. EC01-52-000, ER01-845-000, ER01-103-000 and EL00-94-000. The Commission has already rejected this motion for consolidation (see 94 FERC P 61,179 and 94 FERC P 61,182
(2001)).
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Docket No. EC01-22-000                 -5-


such motions serve to make them parties to this proceeding. We find no good cause to grant Calpine Eastern's and Reliant's untimely motions to intervene. Rule 213 of the Commission's Rules of Practice and Procedure, 18 C.F.R. 385.213
(2000), generally prohibits answers unless otherwise permitted by the decisional authority. We find that good cause exists to allow Applicants' answer because it provides additional information that assists us in the decision-making process.

         B.  The Merger

                  1.  Standard of Review

         Section 203(a) of the FPA (6) provides that the Commission must approve a proposed merger if it finds that the merger "will be consistent with the public interest." Consistent with the Merger Policy Statement, the Commission will generally take account of three factors in analyzing proposed mergers: (a) the effect on competition; (b) the effect on rates; and (c) the effect on regulation.

                  2.  Effect on Competition

         Horizontal Competitive Issues

                  Applicants' Analysis

         Applicants performed an Appendix A analysis to determine the effect of the proposed merger on the relevant energy, ancillary services and capacity markets. They identify non-firm energy and short-term capacity, further delineated into 11 time/load periods as the relevant products. They identify 12 different destination markets as the relevant geographic markets. Applicants do not evaluate the effect of the merger in one market, the Cinergy market, into which both FirstEnergy and GPU have sold energy because, they argue, it is too remote from their generation facilities.

         Applicants report screen failures for economic capacity for the off-peak periods in the highly concentrated FirstEnergy and Duquesne Light Company (DQE) destination markets. However, they argue that the failures are not indicative of a competitive problem because in off-peak periods: (1) there is likely to be a large quantity of supply

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         (6) 16 U.S.C. Section 824b(a) (1994).
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Docket No. EC01-22-000                 -6-

chasing relatively little demand in both these markets so that any attempt to raise prices would be defeated by other suppliers; (2) in the FirstEnergy market, most energy is supplied by nuclear units and a minimum operating level of coal-fired units which must be kept running in order to meet demand during the next day's peak (thereby making the output from such units difficult to withhold from the market); and (3) the predominant energy flow between the East Central Area Reliability Coordination Agreement (ECAR) region and PJM is west to east, indicating that prices must be lower in ECAR than PJM, so GPU would have incentive to sell its output in PJM rather than ECAR. Applicants therefore conclude that the screen failures are not indicators of merger-induced competitive harm.

         In analyzing the effect of the proposed merger on ancillary service markets, Applicants argue that the relevant product market is regulation service in PJM, because it is the only market in which both applicants own generation and because regulation service is rarely provided from remote sources. Applicants estimate that the relevant market for this ancillary service is moderately concentrated and that the merger does not increase concentration beyond the thresholds set forth in the Policy Statement. Applicants therefore conclude that the proposed merger will not adversely affect competition.


                  Intervenor Comments and Applicants' Response

         Intervenors raise a number of concerns regarding Applicants' analysis. AMP-Ohio argues that Applicants should have analyzed the potential merger's effect on the Cinergy market because FirstEnergy has made significant sales to Cinergy in the past and because the impending Alliance RTO would eliminate rate pancaking and thereby facilitate additional sales by the merged company. New Jersey Advocate argues that Applicants should have allocated transmission on an economic rather than a pro-rata basis. Applicants respond that the Commission has accepted the pro-rata method of transmission allocation in previous merger applications. E.g., CP&L Holdings, Inc., 92 FERC (Paragraph) 61,023 at 61,054
(2000).

         Intervenors also object to Applicants' conclusions regarding screen failures in off- peak periods. New Jersey Advocate, Co-Steel and AMP-Ohio point out that there are significant times when energy flows are from east to west and periods where prices are actually higher in ECAR than PJM based on system lambda data in the FirstEnergy market and futures prices at the Cinergy hub. Applicants respond that Cinergy prices are
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Docket No. EC01-22-000                 -7-

for peak (not off-peak) periods. Finally, with regard to the effect of the merger in the PJM regulation market Co-Steel argues that Applicants erroneously base their claim of no harm to competition on market share statistics and that there is no guarantee that other potential or current market participants will maintain their course of operation in offering regulation services. Co-Steel asks the Commission to require Applicants to implement specific guarantees that markets will be competitive after the merger.

         New Jersey Advocate, MAPSA, Citizen, NEM and Ohio Consumers' Council raise concern's about the merger's effect on retail competition and ask the Commission to analyze the proposed merger's effect on retail competition in New Jersey, Ohio and Pennsylvania. Applicants note that none of the state commissions have protested in this merger proceeding.

                  Discussion

         Intervenors raise a number of concerns regarding the data, analysis, and conclusions offered by Applicants. We do not find these concerns compelling. For example, while Intervenors argue that Applicants should have evaluated the effect of the merger in the Cinergy market, it is clear that while FirstEnergy has made significant sales to Cinergy, GPU has not. (7) As a result, the Cinergy market is unlikely to be affected by the horizontal aspects of the proposed merger. Moreover, although intervenors are correct that the formation of RTOs in the region may increase the ability of FirstEnergy to compete in Cinergy and other Midwestern markets, (8) the formation of RTOs in the region will also allow others to compete in the Cinergy and other Midwestern markets. We view RTOs as pro-competitive.

         On another matter, we reject intervenor claims that transmission capability should be allocated on an economic basis rather than on a pro-rata basis. As noted by Applicants, we have accepted the pro-rata method of transmission allocation in past merger applications and find no reason to dispute its use here.


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         (7) GPU sold a total of 15,086 MWhs of electricity to Cinergy from 1997 to 1999, accounting for approximately 0.08 percent of GPU's total energy sales of 17,079,113 MWhs for the period. (Application Exhibit No. APP-304 at 1)

         (8) ATSI is in the Alliance RTO and Applicants intend that GPU will remain in the PJM/ISO, which they expect will soon become a Commission-approved RTO.
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Docket No. EC01-22-000                 -8-

         Furthermore, while we agree with intervenors that as a general matter off-peak screen failures should not be disregarded, we believe that the screen failures identified in the FirstEnergy and DQE markets do not indicate that the proposed merger will adversely affect competition. First, it is unlikely that GPU exerts any significant competitive discipline (that the merger would eliminate) in the DQE and FirstEnergy markets in off-peak periods, particularly since GPU has retained a de minimis amount of generation (285 MW), most of which we assume will be used to serve its retail customers. Moreover, GPU would have little incentive to sell into the FirstEnergy or DQE destination markets unless prices in ECAR were higher than in PJM. Based on data reported by Applicants, energy flowed from the PJM to the FirstEnergy destination market during only 5.8 percent of the off-peak hours from January 1998 through October 2000. Thus during off-peak hours, prices in the FirstEnergy destination market, in fact, rarely exceeded prices in the PJM destination market. Therefore, it is unlikely that GPU provided any real discipline in that market before the merger.

         Second, we note that Applicants have argued that the units needed to serve off-peak demand are nuclear and minimum run-level coal plants. As we stated in Commonwealth Edison, 91 FERC (Paragraph) 61,036 at 61,134 n.42 (2000), it is difficult to engage in strategic dispatch of nuclear units, given their operating characteristics and stringent regulatory oversight. Further, it is likely that the opportunity cost associated with the merged firm shutting down its coal-fired units during off-peak periods in order to drive up the market price would outweigh the potential profit. Moreover, due to the large amount of low-cost capacity in the region, Applicants would have to withhold a significant amount of capacity in order to drive up the market price during the off-peak period. As a result, we find that merger-induced increases in concentration in the FirstEnergy and DQE destination markets will not harm competition in those markets.

         We reject Intervenors' argument that the Commission should analyze the effect of the merger on retail competition in New Jersey, Pennsylvania and Ohio. As we stated in Order No. 592, (9) we will examine the effects of a proposed merger on retail competition in cases where the affected state commissions lack jurisdiction and request the Commission to do so. None have asked us to do so in this case.

         Finally, we find that Applicants have shown that the proposed merger will not harm competition in the PJM regulation services market. Applicants' conclusions are not based solely on their own market shares, as argued by Co-Steel, but also on pre- and post-merger market concentration statistics.

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         (9) Merger Policy Statement at 30,128.
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Docket No. EC01-22-000                 -9-


          Vertical Competitive Issues

                  Applicants' Analysis

         Applicants argue PJM is the relevant geographic market of potential concern in evaluating the effects of combining their generation and transmission resources. However, they assert that GPU's participation in the PJM ISO means it has limited ability to use its transmission to benefit its remaining 285 MWs generation. Applicants also note that ATSI has committed to participate in the Alliance or another Commission-approved RTO (if Alliance fails to achieve timely compliance with Order No. 2000). They explain that FirstEnergy will compete for firm transmission service into PJM with all other potential suppliers and that the merged company commits "not [to] seek to invoke native load obligations as a means to preempt transmission capacity reserved by other transmission customers." (Application, APP-100 at 12)

                  Intervenor Comments and Applicants' Response

         New Jersey Advocate argues that Applicants summarily dismiss vertical market power concerns and it claims that Applicants' conclusion rests on both GPU's and FirstEnergy's transmission facilities being under the control of a Commission-approved RTO. They urge the Commission to require FirstEnergy to commit to a date for turning over control of its transmission facilities to an RTO. Along with Citizen Power, MEIUG and Shell, New Jersey Advocate expresses concern that the Alliance RTO may not be approved, and even if it is, it would not mitigate vertical market power as well as Midwest ISO or PJM West would. New Jersey Advocate and Pennsylvania OCA also ask the Commission to accept Applicants' offer to keep the GPU transmission system under the control of PJM as a condition of merger approval. Applicants dispute these claims, arguing that they have committed to turning over the ATSI transmission assets to the Alliance or another Commission-approved RTO. Applicants further state that they currently have no plans of transferring GPU's transmission facilities from PJM. They argue that if they did attempt to do so, they would have to receive Commission approval.

         New Jersey Advocate and MAPSA also argue that the merger would internalize a key transmission interface between ECAR and PJM. They note that Applicants' commitment to waive native load priority on the interface is not unconditional and that the merged firm could still exclude competitors from selling into PJM from ECAR by asserting their native load priority. Applicants dispute this claim, noting that: (1) both sides of the interface are subject to open access rules, one side of which is controlled by PJM; (2) FirstEnergy's merchant function will still have to make transmission

Docket No. EC01-22-000                -10-

reservations for the interface on OASIS; (3) even if the merged company did control one interface, they could not set the price of electricity into PJM because PJM has two other western interfaces; (4) coordination across the seam is not a merger-related issue and will be the subject of RTO proceedings; and
(5) contrary to New Jersey Advocate's claim otherwise, they have waived their native load priority over the FirstEnergy/Penelec interface.

         MAPSA argues that the Application fails to include an adequate Code of Conduct to address the potential for affiliate abuse among the FirstEnergy Companies, the GPU Companies and FirstEnergy's power marketing affiliate. It requests the Commission to require the FirstEnergy Code of Conduct to explicitly state that all personnel of First Energy Services, the FirstEnergy Companies and the GPU Companies will abide by the Standard of Conduct established by the Commission in Order Nos. 889 and 889-A and that transmission and ancillary services provided by First Energy, the FirstEnergy Companies, ATSI or the GPU Companies to First Energy Services will be provided under the FirstEnergy or PJM OATT.

                  Discussion

         With regard to vertical competitive issues, we note that GPU does not own or control any gas transportation or distribution facilities and FirstEnergy only owns or controls limited facilities of this nature.(10) FirstEnergy does not deliver gas from any pipeline in which it has an interest to any competitor of the merged company. We find no evidence, nor does any party allege, that the combination of Applicants' electric generation resources and its limited gas facilities would create or enhance their ability and/or their incentive to adversely affect prices or output through the exercise of vertical market power.

         The New Jersey Advocate claims that the merged company can use its transmission and generation to adversely affect electricity prices or output in PJM as a result of the merger's internalizing a key ECAR/PJM interface. GPU, however, controls only 284 MW in the PJM relevant market (0.6 percent of PJM's economic generation capacity). Given such limited generation facilities, we see no reason to pursue

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         (10) FirstEnergy indirectly owns a small gas local distribution company
(LDC) in Ohio (Northeast Ohio Natural Gas Corp.), and a 50 percent interest in
(1) an intrastate gas pipeline (Ohio Intrastate Gas Transmission Co.) located in northeast Ohio, and (2) a 100-mile interstate gas pipeline (Gas Transport, Inc.) running between West Virginia and Ohio.

Docket No. EC01-22-000                -11-


allegations that the merger will enhance Applicants' incentive to adversely affect electricity prices or output in PJM.

         Applicants have also adequately addressed MAPSA's arguments regarding the Code of Conduct. Applicants have committed not to sell power to each other unless the Commission authorizes such sales, and that Applicants' public utility affiliates "will not sell non-power goods and services to each other except under the conditions the Commission imposes on similar transactions between utilities and their affiliated power marketers." (Application at 31-32).

         New Jersey Advocate has not demonstrated how the possible withdrawal of GPU from PJM would adversely affect competition in the context of the proposed merger. In any event, Applicants state that GPU cannot withdraw from PJM without the Commission's approval and intervenors may object to any withdrawal in the relevant proceeding.




                  3.  Effect on Rates

         Applicants provide requirements service at cost-based rates to wholesale customers in Ohio and Pennsylvania.(11) Penelec, a GPU subsidiary, provides partial requirements service to Allegheny Electric Cooperative (Allegheny) and West Penn, a subsidiary of the Allegheny Power System. According to the application, both Allegheny and West Penn have on four previous occasions declined to exercise an option to terminate their wholesale agreements as part of open seasons that accompanied the divestiture of Penelec's generating capacity with no responsibility for stranded costs. Applicants state that the only other rates that can be affected by GPU Energy's costs are those under the PJM open access transmission tariff (PJM OATT), that reflects the revenue requirement associated with the costs of transmission service which GPU Energy provides under the PJM OATT.

--------
         (11) Applicants also provide wholesale power to several customers under market-based tariffs and agreements.

Docket No. EC01-22-000                -12-

         First Energy provides wholesale firm power at cost-based rates to five boroughs in Pennsylvania and to several municipal electric utilities in Ohio. ATSI provides transmission service at cost-based rates to these same entities as well as other transmission-dependent utilities under the ATSI OATT. ATSI also purchases power under First Energy's ancillary services tariff at cost-based rates to satisfy its ancillary services requirements and passes these costs through to its customers without markup, as provided for under its OATT.

         In Ohio, the FirstEnergy companies, in accordance with an approved plan for the transition to retail competition, have agreed to a long-term rate freeze of their base distribution electric rates, and to lower their unbundled residential tariff rates during a five-year "market development period" to reflect a five percent reduction in the generation component of such rates.

         Applicants state that the merger is not likely to cause any material increases in the costs of service provided to their wholesale requirements and transmission customers. However, Applicants commit to hold harmless all of their wholesale customers, including those that either purchase requirements service at cost-based rates or transmission services and ancillary services at cost-based rates, from all merger-related costs in excess of merger-related savings.

         Co-Steel, a New Jersey retail customer of JCP&L, contends that the hold harmless protection offered by Applicants is insufficient and it requests that the Commission require Applicants to enter into ratepayer protection negotiations in which Co-Steel is allowed to participate. Co-Steel, as a transmission-level retail customer which buys more power than some wholesale customers, regards the potential effect of the merger on its rates to be akin to the effect on a wholesale customer.

         Co-Steel's request that Applicants be required to enter into ratepayer negotiations is denied. The Merger Policy Statement requires only that applicants propose meaningful ratepayer protection for wholesale customers, which Applicants here have done. Therefore, Applicants are not required to extend rate protection to Co-Steel, a retail ratepayer, under the Merger Policy Statement.

         Both Citizen and AMP-Ohio question whether Applicants' hold harmless commitment can be effectively enforced because Applicants have failed to identify the sources of either their merger-related costs or their merger-related benefits. AMP-Ohio also argues that the hold harmless commitment should apply to charges for ancillary services as well as for transmission service. Citizen asserts further that Applicants have

Docket No. EC01-22-000                -13-

failed to show that the merger will not produce net costs, since they have even not attempted to quantify operational efficiencies and costs.

         The Commission deems Applicants' hold harmless commitment (which we accept) to be sufficient to protect against any adverse effects on rates for wholesale requirements and transmission customers and, therefore, we will not require that Applicants provide further explanation or quantification of merger-related benefits or costs. In its implementation of the ratepayer protection guidelines set forth in the Merger Policy Statement,(12) the Commission has accepted similar hold harmless ratepayer protection mechanisms from several merger applicants, without requiring the quantification of merger-related costs and savings.(13) We note that Applicants bear the burden of proof in future rate increase filings to show that any merger-related costs included in the cost of service are offset by merger-related savings. We further note that Applicants' hold harmless commitment, as clarified in their answer to AMP-Ohio's concerns, applies to ancillary service rates as requested by that intervenor.

         Finally, Citizen requests that the merged company's customers be shielded from financial penalties that may be imposed by the Environmental Protection Agency arising from FirstEnergy's operation of its coal plants. Citizen's request is denied because it is outside the scope of this merger proceeding. Citizen has not identified a nexus between the harm it perceives and this merger. In any event, the issue of whether FirstEnergy's or the merged company's customers should bear any burden for environmental penalties incurred by First Energy may be raised in appropriate rate proceedings.

                  4.  Effect on Regulation

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         (12) Merger Policy Statement at 30,123.

         (13) See Sierra Pacific Power Co., et al., 87 FERC P 61,077 at 61,334
(1999); see also, Northern States Power Co., et al., 90 FERC P 61,020 at 61,137
(2000).

Docket No. EC01-22-000                -14-

         As explained in the Merger Policy Statement, the Commission's primary concern with the effect on regulation of a proposed merger involves possible changes in the Commission's jurisdiction when a registered holding company is formed, thus invoking the jurisdiction of the Securities and Exchange Commission
(SEC). We are also concerned with the effect on state regulation where a state does not have authority to act on a merger and has raised concerns about the effect on its regulation of the merged entity. (14)

         In this case, the proposed merger would result in the formation of a public utility holding company system subject to regulation and registration under the Public Utility Holding Company Act. In view of the Ohio Power decision
(15) and the potential conflict between the SEC's and this Commission's regulation of intra-affiliate transactions involving non-power goods and services, Applicants have agreed to waive their Ohio Power immunity from Commission regulation of non-power affiliate sales and services. In other words, Applicants agree for rate-making purposes to follow the Commission's policy regarding treatment of costs and revenues of affiliate non-power transactions. Therefore we find that the merger will not adversely affect Commission regulation.

          Applicants assert that the Ohio Commission lacks jurisdiction over the proposed merger but state that they will remain subject to effective state regulation following completion of the merger. Although Citizen disputes Applicants' claim of lack of jurisdiction by the Ohio Commission, it also argues that the Commission is required to be concerned with the effect on state regulation when a state does not have the authority to act on a merger. Citizen also contends that the merger, by eliminating an independent utility, will impair the ability of state commissions to establish comparative benchmarks when implementing incentive-based ratemaking.

--------
         (14) Policy Statement at 30,124-25.

         (15) Ohio Power v. FERC, 954 F. 2d 779, 792-86 (D.C. Cir.), cert.
denied, 498 U.S. 73 (1992).

Docket No. EC01-22-000                -15-

          The Commission disagrees that the proposed merger will adversely affect state regulation. We note that under the Merger Policy Statement the effect on state regulation may be set for hearing if a state commission that lacks jurisdiction over the merger raises concerns. In this case, even if the Ohio Commission does not have regulatory authority over the merger, it raised no regulatory concerns in its intervention. Neither the Pennsylvania nor the New York Commissions have even intervened in this proceeding let alone raised issues regarding their continued regulation of Applicants. Also, as Applicants point out, after the merger many other utilities will still be available to be used to establish comparative benchmarks for incentive-based ratemaking.

         Accordingly, in light of the facts and commitments stated above, we are satisfied that the proposed merger will not adversely affect state or federal regulation.

                  5.  Accounting Matters

         Applicants propose to record the merger using the purchase method of accounting. Since the merger is occurring at the holding company level and Applicants do not propose any changes to the books and records of the jurisdictional subsidiaries, we have no objection to Applicant's use of the purchase method of accounting.

         Since we do not expect the proposed merger to have any effect on the books and records of the jurisdictional subsidiaries, we will not require Applicants to submit their proposed accounting. However, if the merger (including merger-related costs) affects the books and records of a jurisdictional subsidiary, Applicants shall promptly inform the Commission and provide a full explanation for any proposed adjustments.

The Commission orders:

         (A) Applicants' proposed merger is authorized upon the terms and conditions and for the purposes set forth in the application.

         (B) The late-filed motions to intervene of Reliant and Calpine are denied.

         (C) The motions to consolidate this proceeding with Docket Nos. EC01-52-000, ER01-845-000, ER01-103-000 and EL00-94-000 are denied.

         (D) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates, or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission.

Docket No. EC01-22-000                -16-

         (E) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

         (F) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate.

         (G) Applicants must promptly inform the Commission of any change in the circumstances that would reflect a departure from the facts the Commission has relied upon in reviewing the merger accounting.

         (H) Applicants shall promptly notify the Commission of the date on which the merger is consummated.

By the Commission.

( S E A L )



                                          David P. Boergers,
                                              Secretary.